news release

Zi Corporation Licenses eZiText® to Tier 1 Printer Manufacturer

Zi Extends Market Reach into Printing Industry

Calgary, AB, Canada, October 29, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has signed a revenue-generating license agreement for its innovative predictive text software, eZiText®, with a major global printer manufacturer.

eZiText will be used to enter text and email on the function screen of Multi-Function Peripheral machines (MFPs) allowing for easier and faster input of contacts and email messages.

Milos Djokovic, President and CEO of Zi Corporation, said "The Zi product portfolio, particularly our eZiText predictive text software, has proven to be exceptionally versatile and useful in a number of business and communications settings. Having established ourselves in the mobile and gaming markets, this latest entry into the printer manufacturing market reaffirms eZiText as a compelling predictive text solution for any technology company.

"In North America alone, shipments of color-laser MFPs were expected to grow by a compound annual growth rate of more than 220 percent between 2005 – 2009, according to a 2005 report issued by Lyra Research, Inc.," Milos added. "Zi is well positioned to succeed in this market with its flexible and easy to implement solutions. Our extensive language capabilities, including eZiText which offers prediction capabilities in 60 different languages, ensure that our customers can consistently deliver products to their end consumers around the world."

Zi Corporation’s handwriting recognition software Decuma®, has also been embedded previously by a major printing manufacturer and marketed globally.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText for predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Emma Tagg / Brian Dolby
emma@bcspr.co.uk / brian@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (US business/financial media)
len@allencaron.com
+1 (949) 474 4300